Filed Pursuant to Rule 433

Registration Statement No. 333-159076 and 333-159076-01

July 27, 2011

AmeriGas Partners, L.P.

AmeriGas Finance Corp.

6.250% Senior Notes due 2019

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement.

Issuers:	AmeriGas Partners, L.P. AmeriGas Finance Corp.

Security Description:	6.250% Senior Notes due 2019

Face:	$450,000,000

Maturity:	August 20, 2019

Coupon:	6.250% per annum

Offering Price:	100.000%

Yield to Maturity:	6.250%

Spread to Treasury:	371 basis points

Benchmark:	UST 3.625% due August 15, 2019

Interest Payment Dates:	February 20 and August 20, commencing February 20, 2012

Equity Clawback:	Redeemable until August 20, 2014 at 106.250% for up to 35% of the aggregate principal amount with the proceeds of certain equity offerings

Optional Redemption:	Redeemable during the 12-month period beginning on August 20 of the years indicated below:

Year	Redemption Price
2015	103.125%
2016	101.563%
2017 and thereafter	100.000%

Trade Date:	July 27, 2011

Settlement Date:	August 10, 2011

CUSIP/ISIN:	030981AG9 / US030981AG93

Ratings:	Ba3 / NR

Minimum Allocations:	$2,000

Increments:	$1,000

Gross Spread:	1.600%

Book Runners:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc.

Co-Managers:	Morgan Stanley & Co. LLC PNC Capital Markets LLC RBS Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefor on or about August 10, 2011, which will be the tenth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next six succeeding business days should consult their own advisor.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; J.P. Morgan Securities LLC at 1-212-834-4533; Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.